                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                           CAPITA RESEARCH GROUP, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                   139908 107
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                                 (CUSIP Number)


                                 James R. Salim
                              3510 Turtle Creek #2D
                               Dallas, Texas 75219

                                 With a copy to:

                                   Joshua Mond
                           Godwin White & Gruber, P.C.
                           901 Main Street, Suite 2500
                            Dallas, Texas 75202-3727
                                 (214) 939-4400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 12, 2000
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                          (Date of Event which Requires
                            Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 23251P 10 2                  13D                     Page 4 of 5 Pages
---------------------                                          -----------------

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    1      Names of Reporting Persons
           I.R.S Identification Nos. of Above Persons

                  James R. Salim
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    2      Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                         (b) [ ]
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    3      SEC Use Only
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    4      Source of Funds
                  PF
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    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e) [ ]
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    6      Citizenship of Place of Organization
                  United States
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  NUMBER OF        7      Sole Voting Power
    SHARES                       3,052,000
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8      Shared Voting Power
     EACH                        0
  REPORTING       --------------------------------------------------------------
 PERSON WITH       9      Sole Dispositive Power
                                 3,052,000
                  --------------------------------------------------------------
                  10      Shared Dispositive Power
                                 0
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                 3,052,000
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]
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   13      Percent of Class Represented by Amount in Row (11)
                 14.1%
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   14      Type of Reporting Person
                 IN
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

         The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.

Item 1.     Security and Issuer

         This statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Capita Research Group, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 900 B. Eighth Avenue, Suite 300, King of Prussia, Pennsylvania 19406.

Item 2.     Identity and Background

         (a) - (c) James R. Salim is an individual engaged in the business of investing. His address is 3510 Turtle Creek, #2D, Dallas, Texas 75219.

         (d) - (e) During the last five years, James R. Salim has not (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with such laws.

         (f) James R. Salim is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

         The amounts paid by James R. Salim for the Common Stock are from Mr. Salim's personal funds. Schedule 1 attached hereto sets forth the amount of shares of Common Stock and the purchase price for such shares purchased by Mr. Salim since the filing of the last amendment to this Schedule 13D.

Item 4.     Purpose of Transaction

         The shares of Common Stock were acquired for investment purposes. James
R. Salim does not have any intention of acquiring control over the Company; however, depending upon market and other conditions, James R. Salim may acquire additional shares of Common Stock for investment purposes if such shares become available at prices that are attractive, or may dispose of all or a portion of the shares currently owned or hereinafter acquired.

         Mr. Salim has recently had discussions with the Company concerning the potential purchase of additional securities of the Company. There is, however, no binding agreement between the parties and no assurance can be given that a transaction would be consummated and on what terms.

         James R. Salim does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

         (a) As of the close of business on June 19, 2000, James R. Salim beneficially owns 3,052,000 shares of Common Stock, constituting approximately 14.1% of the outstanding shares of Common Stock. Such amount assumes exercise of all warrants held by Mr. Salim.

         (b) James R. Salim has sole power to vote or to direct the vote of the shares of Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any of such shares.

         (c) Except as described in Item 3 and Item 6, James R. Salim has not effected any transactions in shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         On August 5, 1999, the Company and James R. Salim entered into a loan agreement (the "Loan Agreement") which provided for a loan of up to $300,000 from Mr. Salim to the Company. Under the terms of the Loan Agreement, Mr. Salim funded $100,000 on August 5, 1999, $100,000 on September 1, 1999 and $100,000 on
September 10, 1999. This loan was subsequently increased to $400,000 in October 1999. The loan bears interest at the prime rate and interest is payable on demand upon 10 days' written prior notice, which notice may not be given prior to February 5, 2000. The loan is evidenced by a convertible note (the "Convertible Note"). The Convertible Note provides that Mr. Salim shall have the right at any time to convert all or any part of the unpaid principal amount of the loan into shares of Common Stock at a price (the "Conversion Price") equal to the lesser of (i) the average closing bid price of the Common Stock (as reported by Bloomberg, L.P.) over the five trading day period ending on the day prior to the date the Convertible Note or a portion thereof is surrendered for conversion or (ii) $.25 per share, as adjusted for any stock dividends, stock splits or reverse stock splits occurring subsequent to August 5, 1999. In addition, Mr. Salim may, at his election, receive interest in the form of common stock rather than cash, with such interest payable being converted into Common Stock at the Conversion Price.

         In addition to the Loan Agreement, Mr. Salim received 300,000 warrants (the "Warrants") to purchase shares of Common Stock at a purchase price of $.25. The Warrants are exercisable until August 5, 2002. In addition, the Company and Mr. Salim entered into a registration rights agreement pursuant to which in certain events, Mr. Salim may be offered the opportunity by the Company to have the Company register for resale the shares of Common Stock which relate to the Warrants and the Convertible Note. In addition, at any time after April 1, 2000 in the event that Mr. Salim has not been offered the opportunity to register such shares of Common Stock, that Mr. Salim has the right to request the Company register such shares under the Securities Act of 1933, as amended.

         As of the date of this filing, Mr. Salim had converted the Convertible
Note into 1,600,000 shares of Common Stock.

         Except as set forth in this Item 6, James R. Salim does not have contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7.      Material to be Filed as Exhibits

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2000



     /s/ James R. Salim
-----------------------------
James R. Salim

                                   SCHEDULE 1


               Date             Number of Shares         Price Per Share
               ----             ----------------         ---------------
               June 6                14,500                  $   .66
               June 7               200,000                      .72
               June 12               25,000                      .88
               June 14              140,000                      .72
               June 14               45,000                      .78
               June 15                7,500                      .81
               June 15               20,000                      .78
               June 16               20,000                      .78